ROYAL ENERGY RESOURCES, INC.
543 Bedford Avenue, Suite 176
Brooklyn, NY  11211

November 4, 2009

Tracie Towner
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:	Royal Energy Resources, Inc., File No. 0-52547
August 31, 2008 Form 10-K
Response Letter Dated September 24, 2009

Dear Ms. Towner:

We are in receipt of your  letter dated October 6, 2009.  We will send printed copies of the red-line versions of each of the filings to be amended for your review by November 9, 2009.

Following are our responses to your comments:

Form 10-K/A1 Draft for Fiscal Year Ended August 31, 2008

Financial Statements, page 21

1.	Please label all columns in your annual and interim financial statements reflecting changes in previously reported amounts as restated.

Response:  We will label all columns in our annual and interim financial statements as restated, if appropriate, in our amended filings.

Balance Sheets, page 21

2.
We have read your response to prior comment 3 and note that while you agreed to make certain corrections you have not revised your accounting policy disclosure pertaining to the evaluation of oil and gas properties for impairment under the full cost rules, which appears on page 20 of your MD&A.  The policy that you describe corresponds to the method that may apply if you were following the successful efforts method of accounting for your oil and gas activities.

However, since you have chosen the full cost method, you need to adhere to the ceiling test requirements in Rule 4-10(c)(4) of Regulation S-X.

Please understand that proper application of the ceiling test depends on your handling the costs of unproved properties in accordance with Rule 4-10(c)(3)(ii) of Regulation S-X.  The requirements of this section include conducting at least annually an assessment to ascertain whether impairment has occurred; you should understand that the terms impairment and ceiling test write-down are not synonymous under the full cost rules.  We expect that your disclosures would reflect an understanding of these rules.  Please revise your accounting and disclosure accordingly.

Response:  We inadvertently neglected to include the disclosure change which we had previously sent to you in our letter dated June 24, 2009.  We will include this disclosure in the amendment when filed.

3.
We have read your response to prior comments 2 and 4 and note that you are proposing to add disclosure in Note 11, on page 47, indicating that you adopted the full cost method during the quarter ended May 31, 2008.  However, we note your disclosure under the heading, "Business," on page 4 of your annual report for the fiscal period ended August 31, 2007, explaining that you acquired oil and gas leases during 2007 with the intention of having them developed and farming them out or selling them and retaining a royalty interest.  Since these activities meet the definition of oil and gas producing activities, as explained in our prior comment, it seems you should have adopted the full cost method on the date the leases were acquired.  Therefore, no revenue or cost of sales should be reported in your Statements of Operations relating to sales of oil and gas leases, as proceeds from the sales should be offset against the full cost pool, except when doing so would significantly alter the relationship between capitalized costs and proved reserves according to Rule 4-10(c)(6)(i) of Regulation S-X.  Please revise your financial statements in your current annual report and subsequent interim reports accordingly.

Response:  We will revise our accounting to adopt full cost accounting from our initial oil and gas transaction and will amend the financial statements accordingly.

Statements of Stockholders' Equity, page 29

4.
We note that you have included two versions of your Statements of Stockholders' Equity for the fiscal years ended August 31, 2008 and 2007 which contain various amounts for Deficit Accumulated During Development Stage, Net Loss and total Stockholders' equity which do not agree to the corresponding amounts on your Balance Sheet and Statements of Operations.  Please eliminate duplicative statements and resolve these inconsistencies.

Response:  The document you are reviewing was set to mark changes.  In so doing for the Statements of Stockholders' Equity, the first schedule was copied into the document from one of our earlier letters to replace the Statement in the original filing.  When this happened, the original Statement was retained and had a red line through it to indicate that it was being replaced.  The black and white printing of the document did not clearly show that this Statement was being replaced.  The first Statement agrees with the Balance Sheet and Statements of Operations.

Statements of Cash Flows, page 30

5.           We note that you have two versions of your Statements of Cash Flows on pages 30 and 31 of your draft amendment, reflecting different amounts for Net Loss, operating cash flows, and investing cash flows.  Please eliminate duplicative statements and advise us of any difficulties you are having in preparing the statement.

Response:  The document you are reviewing was set to mark changes.  The first Statement on page 30 agrees to the Balance Sheet and Statements of Operations and is the current Statements of Cash Flows.  The second Statement, as in comment 4, is the old Statement which is being replaced.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Jim Ross at 918-461-1667.

Sincerely,

ROYAL ENERGY RESOURCES, INC.

/s/ Jacob Roth
Jacob Roth
Chief Executive Officer

Cc Paritz & Company, P.A.